Filed pursuant to Rule 424(b)(7)
PROSPECTUS SUPPLEMENT NO. 1	File Number 333-167111
(To Prospectus Dated August 10, 2010)

Accuride Corporation

$140,000,000 7.5% Senior Convertible Notes due 2020

Shares of Common Stock

This prospectus supplement supplements the prospectus dated August 10, 2010, relating to the resale from time to time by holders of (a) our 7.5% Senior Convertible Notes due 2020, which we refer to as the notes, (b) shares of our common stock issuable upon conversion of the notes, (c) certain shares of common stock issued to the parties that backstopped the offering of the notes, whom we refer to as the backstop providers, whether pursuant to the backstop or otherwise, on the effective date of the plan of reorganization confirmed by the bankruptcy court on February 18, 2010 in connection with our emergence from Chapter 11 bankruptcy proceedings and (d) the common stock issuable upon exercise of the warrants issued to certain backstop providers. We refer to the common stock being registered pursuant to clauses (b), (c) and (d) of the preceding sentence collectively as registrable common stock.

The following table sets forth information with respect to the principal amounts of notes and the number of shares of registrable common stock owned by the selling securityholder listed below that may be offered pursuant to this prospectus supplement and the accompanying prospectus. This table supplements the information included in the table appearing under the heading “Selling Securityholders” in the accompanying prospectus.  The information is based on information provided by or on behalf of the selling securityholder. The selling securityholder may offer all, some or none of the notes or the registrable common stock.

Name	Principal Amount of Notes Owned	Principal Amount of Notes Offered Hereby (1)	Amount and Percentage of Notes Owned After Completion of Offering (2)	Common Stock Owned (3)	Common Stock Offered Hereby (4)	Amount and Percentage of Common Stock Owned After Completion of Offering (5)
The Mangrove Partners Fund, LP (6)	$415,000.00	$498,871.42	—	584,002	1,008,755	—

(1) Amounts include an estimate, calculated solely for the purposes of this prospectus supplement and the accompanying prospectus, of the aggregate principal amount by which the amount of notes owned by the selling securityholder before the date of this prospectus supplement would be increased by the payments of paid-in-kind, which we refer to as PIK, interest.

(2) The selling securityholder may offer all, some or none of the notes.  Because the selling securityholder may offer all or some portion of the notes, we cannot estimate the amount of the notes that will be held by the selling securityholder upon completion of this offering.

(3) Represents the maximum number of shares of common stock issuable upon conversion of all of a holder’s notes owned before the date of this prospectus supplement (as set forth in second column of this table), based on the current conversion rate of 1,407.2343 shares of common stock per $1,000 principal amount of notes.  The conversion rate is subject to adjustment, as described under the heading “Description of Notes—Conversion—Conversion Rate Adjustments” in the accompanying prospectus. Accordingly, the number of shares issuable upon conversion of the notes may increase or decrease in the future.

(4) Amounts include an estimate, calculated solely for the purposes of this prospectus supplement and the accompanying prospectus, of the additional number of shares of common stock issuable as a result of all payments of PIK interest.  Therefore, the numbers in this column represent the maximum number of shares of our common stock issuable upon conversion of all of the selling securityholder’s notes offered hereby (as set forth in the third column in this table), which calculation is based on a maximum conversion rate of 2,022.0742 shares of our common stock per $1,000 principal amount of notes (such conversion rate reflecting increases resulting from the anti-dilution adjustments relating to the payment of PIK interest).  The conversion rate is subject to further adjustment, as described under “Description of notes— Conversion— Conversion Rate Adjustments.” Accordingly, the maximum number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(5) The selling securityholder may offer all, some or none of the registrable common stock.  Because the selling securityholder may offer all or some portion of the registrable common stock, we cannot estimate the amount of the registrable common stock that will be held by the selling securityholder completion of this offering.

(6)  Mangrove Partners is the investment manager for, and Mangrove Capital is the general partner of, The Mangrove Partners Fund, LP. Nathaniel August is the sole owner of Mangrove Partners and Mangrove Capital and has sole voting or dispositive power over the notes and registrable common stock held by The Mangrove Partners Fund, LP.

You should read this prospectus supplement in conjunction with the accompanying prospectus.  This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 1, 2010